UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 7, 2025

MONROE CAPITAL CORPORATION

(Exact name of Registrant as Specified in Its Charter)

maryland	814-00866	27-4895840
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

311 South Wacker Drive, Suite 6400, Chicago, IL 60606

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (312) 258-8300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.001 per share	MRCC	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b- 2 of the Securities Exchange Act of 1934.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.	Results of Operations and Financial Condition.

On August 7, 2025, Monroe Capital Corporation (“MRCC”) and Horizon Technology Finance Corporation, a Delaware corporation (“HRZN”), provided a joint investor presentation in connection with the transactions described in Item 7.01 of this Current Report on Form 8-K, which presentation includes certain preliminary estimates of MRCC’s financial condition and results of operations for its second quarter ended June 30, 2025. A copy of the investor presentation is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

The preliminary estimates of MRCC’s second quarter 2025 financial information and results furnished in the joint investor presentation furnished herewith as Exhibit 99.2 are based on MRCC management’s preliminary determinations and current expectations, and such information is inherently uncertain. The preliminary estimates provided in the joint investor presentation furnished herewith as Exhibit 99.2 have been prepared by, and are the responsibility of, management and are subject to completion of MRCC’s customary quarter-end closing and review procedures and third-party review, including the determination of the fair value of MRCC’s portfolio investments. As a result, actual results could differ materially from the current preliminary estimates based on adjustments made during MRCC’s quarter-end closing and review procedures and third-party review, and MRCC’s reported information in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 may differ from this information, and any such differences may be material. In addition, the preliminary information furnished in the presentation does not include all of the information regarding MRCC’s financial condition and results of operations for the quarter ended June 30, 2025 that may be important to investors. As a result, investors are cautioned not to place undue reliance on the information furnished in this communication and should view this information in the context of MRCC’s full second quarter 2025 results when such results are disclosed by MRCC in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025. The information furnished in the joint investor presentation furnished herewith as Exhibit 99.2 is based on MRCC management’s current expectations that involve substantial risks and uncertainties that could cause actual results to differ materially from the results expressed in, or implied by, such information.

The information disclosed under this Item 2.02, including Exhibit 99.2 hereto, is being “furnished” and is not deemed “filed” by MRCC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Item 7.01.	Regulation FD Disclosure.

On August 7, 2025, MRCC and HRZN issued a joint press release announcing, among other things, (i) MRCC’s and HRZN’s entry into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which MRCC will merge with and into HRZN in a two-step merger transaction, with HRZN continuing as the surviving company (the “Merger”), and (ii) MRCC’s entry into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Monroe Capital Income Plus Corporation, a Maryland corporation (“MCIP”), pursuant to which MCIP will acquire substantially all of the assets of MRCC at fair value, as determined shortly before the closing of the transaction, for cash (the “Asset Sale”). The Merger is structured as a NAV-for-NAV share exchange, whereby shareholders of MRCC common stock will receive a number of shares of HRZN common stock equal to the NAV of the shares of MRCC common stock they hold, as determined shortly before closing of the Merger and giving effect to the Asset Sale. The parties to the Merger Agreement intend the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Each of the Merger and the Asset Sale is subject to the satisfaction or waiver of certain closing conditions, including, without limitation, the required shareholder approvals and, with respect to the Merger, the consummation of the Asset Sale immediately prior to the Merger and, with respect to the Asset Sale, the satisfaction or waiver of the closing conditions in the Merger Agreement. The full text of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

On August 7, 2025, MRCC and HRZN provided a joint investor presentation in connection with the above-described transactions, which presentation will be referenced on a joint conference call to be held by MRCC and HRZN at 5:00 p.m., ET on August 7, 2025. A copy of the investor presentation is furnished herewith as Exhibit 99.2 and is incorporated herein by reference.

The information disclosed under this Item 7.01, including Exhibits 99.1 and 99.2 hereto, is being “furnished” and is not deemed “filed” by MRCC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section, nor is it deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Joint Press Release, dated August 7, 2025

99.2	Joint Investor Presentation, dated August 7, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Monroe Capital Corporation has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONROE CAPITAL CORPORATION

Date: August 7, 2025	By:	/s/ Lewis W. Solimene, Jr.
	Name:	Lewis W. Solimene, Jr.
	Title:	Chief Financial Officer and Chief Investment Officer